Exhibit 99.2

Fiverr International Ltd. and subsidiaries
Condensed Consolidated financial statements (unaudited)
In U.S. dollars

Fiverr International Ltd. and subsidiaries
Condensed Consolidated balance sheets
U.S. dollars (in thousands, except share and per share data)
(Unaudited)

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$313,520	$133,472
Marketable securities	264,884	288,947
User funds	164,119	153,309
Short-term bank deposits	146,000	144,843
Restricted deposit	1,315	1,315
Other receivables	40,392	34,198
Total current assets	930,230	756,084

Long-term assets:
Marketable securities	23,770	122,009
Property and equipment, net	3,883	4,271
Operating lease right-of-use assets	3,829	5,122
Intangible assets, net	35,077	41,882
Goodwill	110,218	110,218
Other non-current assets	31,593	30,388
Total long-term assets	208,370	313,890
Total assets	$1,138,600	$1,069,974
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables	$6,922	$5,533
User accounts	152,047	141,691
Deferred revenue	20,839	20,090
Other account payables and accrued expenses	64,930	57,167
Operating lease liabilities	2,827	2,608
Convertible notes, net	459,143	457,860

Total current liabilities	706,708	684,949
Long-term liabilities:
Operating lease liabilities	1,547	2,747
Other non-current liabilities	25,481	19,628
Total long-term liabilities	27,028	22,375
Total liabilities	$733,736	$707,324
Commitments and contingencies (see note 7)
Shareholders’ equity:
Shares authorized: 127,400,000 ordinary shares with no par value as of June 30, 2025 and December 31, 2024.
Shares issued and outstanding: 36,864,434 and 35,844,114 ordinary shares as of June 30, 2025 and
December 31, 2024, respectively

Additional paid-in capital	760,995	727,176
Accumulated deficit	(362,207)	(366,193)
Accumulated other comprehensive income	6,076	1,667
Total shareholders’ equity	404,864	362,650
Total liabilities and shareholders’ equity	$1,138,600	$1,069,974

The accompanying notes are an integral part of the condensed consolidated financial statements

Fiverr International Ltd. and subsidiaries
Condensed Consolidated statements of operations
U.S. dollars (in thousands, except share and per share data)
(Unaudited)

	Six Months Ended June 30,
	2025	2024
Revenue	$215,832	$188,187
Cost of revenue	40,780	31,472
Gross profit	175,052	156,715
Operating expenses:
Research and development	47,621	45,488
Sales and marketing	92,234	83,476
General and administrative	42,381	34,215
Total operating expenses	182,236	163,179
Operating loss	(7,184)	(6,464)
Financial income, net	13,879	15,163
Income before taxes on income	6,695	8,699
Taxes on income	(2,709)	(4,644)
Net income	$3,986	$4,055
Basic net income per share attributable to ordinary shareholders	$0.11	$0.11
Basic weighted average ordinary shares	36,523,934	38,422,605
Diluted net income per share attributable to ordinary shareholders	$0.11	$0.10
Diluted weighted average ordinary shares	37,617,438	39,180,421

The accompanying notes are an integral part of the condensed consolidated financial statements

Fiverr International Ltd. and subsidiaries
Condensed Consolidated statements of comprehensive income
U.S. dollars (in thousands, except share and per share data)
(Unaudited)

	Six Months Ended June 30,
	2025	2024
Net income	$3,986	$4,055
Marketable securities:
Unrealized gain (loss)	5	(1,135)
Derivatives:
Unrealized income (loss)	5,935	(1,088)
Amounts reclassified from accumulated other comprehensive income (loss)	(1,531)	99
Other comprehensive income (loss) for six months ended June 30, 2025 and 2024, respectively	4,409	(2,124)
Comprehensive income	$8,395	$1,931

The accompanying notes are an integral part of the condensed consolidated financial statements

Fiverr International Ltd. and subsidiaries
Condensed Consolidated statements of shareholders’ equity
U.S. dollars (in thousands, except share and per share data)
(Unaudited)

	Number of ordinary shares and protected ordinary shares	Share capital and additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as of December 31, 2024	35,844,114	$727,176	$(366,193)	$1,667	$362,650
Share-based compensation	-	29,261	-	-	29,261
Exercise of share options, vested RSUs and ESPP	986,264	4,558	-	-	4,558
Issuance of shares related to Earn-out	34,056	-	-	-	-
Net income	-		3,986	-	3,986
Other comprehensive loss, net	-	-	-	4,409	4,409

Balance as of June 30, 2025	36,864,434	$760,995	$(362,207)	$6,076	$404,864

	Number of ordinary shares and protected ordinary shares	Share capital and additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balance as of December 31, 2023	38,653,958	$640,846	$(284,358)	$(714)	$355,774
Share-based compensation	-	37,458	-	-	37,458
Exercise of share options, vested RSUs and ESPP	691,747	3,583	-	-	3,583
Repurchases of ordinary share	(3,220,246)	-	(77,101)	-	(77,101)
Net income	-	-	4,055	-	4,055
Other comprehensive loss, net	-	-	-	(2,124)	(2,124)
Balance as of June 30, 2024	36,125,459	$681,887	$(357,404)	$(2,838)	$321,645

The accompanying notes are an integral part of the condensed consolidated financial statements

Fiverr International Ltd. and subsidiaries
Condensed Consolidated statements of cash flows
U.S. dollars (in thousands, except share and per share data)
(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net Income	$3,986	$4,055
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,373	2,756
Amortization of premium and accretion of discount on marketable securities, net	(1,597)	(2,248)
Amortization of discount and issuance costs of convertible notes	1,283	1,275
Share-based compensation	29,809	37,458
Exchange rate fluctuations and other items, net	(344)	166
Revaluation of earn-out	7,329	-
Changes in assets and liabilities:
User funds	(10,810)	(4,692)
Operating lease ROU assets and liabilities	312	(275)
Other receivables	(3,511)	(5,173)
Trade payables	1,362	(580)
Deferred revenue	749	1,118
User accounts	10,356	3,291
Other accounts payable and accrued expenses	6,287	4,134
Non-current liabilities	(71)	882
Net cash provided by operating activities	53,513	42,167
Investing activities:
Investment in marketable securities	(55,652)	(30,734)
Proceeds from maturities of marketable securities	180,271	108,597
Investment in short-term bank deposits	(2,000)	(36,238)
Proceeds from short-term bank deposits	843	6,351
Acquisition of business, net of cash acquired	-	(9,163)
Purchase of property and equipment	(472)	(687)
Capitalization of internal-use software	(661)	(20)
Net cash provided by investing activities	122,329	38,106
Financing activities:
Repurchases of ordinary shares	-	(77,101)
Proceeds from exercise of share options	2,579	1,830
Proceeds from withholding tax related to employees’ exercises of share options and RSUs	1,288	220
Net cash provided by (used in) financing activities	3,867	(75,051)
Effect of exchange rate fluctuations on cash and cash equivalents	339	(167)
Increase (decrease) in cash and cash equivalents	180,048	5,055
Cash and cash equivalents at the beginning of the period	133,472	183,674
Cash and cash equivalents at the end of the period	$313,520	$188,729

The accompanying notes are an integral part of the condensed consolidated financial statements

Note 1:  General

Fiverr International Ltd. was incorporated on April 29, 2010, under the laws of Israel, and commenced operations on the same date.

Fiverr International Ltd. and its subsidiaries (the “Company”) operates a worldwide online marketplace for sellers to sell their services and buyers to buy them. The Company’s platform features an extensive catalog of digital services that spans over hundreds of categories. Buyers can purchase digital services ranging from simple services such as logo design and blog post writing, to complex services such as video creation, website development and social media marketing.

Commencing June 13, 2019, the ordinary shares of the Company are traded on the New York Stock Exchange.

Note 2:  Significant accounting policies

a.	Basis of presentation:

The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“US GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, and include the accounts of Fiverr International Ltd and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by US GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on February 19, 2025.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2025 and the Company’s condensed consolidated results of operations, shareholders’ equity, and cash flows for the six months ended June 30, 2025 and 2024. The results for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the full year ending December 31, 2025 or any other future interim or annual period.

b.	Use of estimates:

The preparation of the condensed consolidated financial statements, in conformity with generally accepted accounting principles, US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes.

The accounting estimates that require management’s subjective judgments include but are not limited to revenue recognition, the valuation of deferred tax assets and uncertain tax position, share-based compensation, purchase price allocation (PPA) including determination of fair value, useful lives impairment of goodwill and intangible assets and the fair value of earn-out and contingent liabilities. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

c.	Significant Accounting Policies:

For a summary of the Company’s significant accounting policies refer to “Note 2. Significant Accounting Policies” of its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. There have been no material changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2024 included in the Annual Report on Form 20-F other than those noted below.

d.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investment in marketable securities, bank deposits, restricted deposit and derivatives, which are placed in major banks in Israel, Germany and the U.S.

User funds are held by a payment service provider which, pursuant to the agreement, was engaged to hold the user funds on behalf of buyers and sellers in an account segregated from the payment service provider’s operating bank account.

Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its accounts receivables and establishes an allowance for expected losses as necessary.

The Company does not have off-balance sheet concentration of credit risks.

       e.     Basic and diluted net income (loss) per share:

The Company computes basic net income (loss) per share in accordance with ASC Topic 260, “Earnings per Share” by dividing the net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per share is computed by taking into account the potential dilution that could occur upon the exercise of share options and ESPP and vesting of RSUs and PSUs granted under share-based compensation plans using the treasury stock method and the potential dilution that could occur upon conversion of the convertible notes (including adding back amortization of issuance costs related to the convertible notes) using the if converted method.

In June 30, 2025 and 2024, the number of potentially dilutive RSUs and PSUs, share options to purchase ordinary shares and potentially dilutive ordinary shares from conversion of convertible notes that were excluded from the computation due to the anti-dilutive effect amounted to 2,528,485 and 3,813,893, respectively.

       f.     Contract liabilities::

The Company’s contract liabilities mainly consist of deferred revenues and primarily include payments from marketplace activities and other services received in advance for services of the Company’s performance under the contract for which control has not been yet obtained by the customers. Deferred revenues balance amounted to $20,839 and $20,090 for the period ended June 30, 2025 and December 31, 2024, respectively. The change in the deferred revenues balances during the period primarily consisted of increases due to payments received in advance of performance, which were offset by decreases due to revenues recognized in the period. During the period ended June 30, 2025, the company recognized all of the revenue that was included in the current deferred revenues balance at the beginning of the period.

 g.   Recently not yet adopted accounting pronouncements:

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires to disclose disaggregated information about certain income statement expense line items. Entities are required to disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing US GAAP are required to be included in the disaggregated income statement expense line-item disclosures, and any remaining amounts need to be described qualitatively. Separate disclosures of total selling expenses and an entity’s definition of those expenses are also required. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of the adoption of this standard on its condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

  h.   Certain comparative figures have been reclassified to conform to the current year presentation.

Note 3:  Certain transactions

a.	Praetolia Limited acquisition:

In April 2024, the Company acquired all the outstanding shares of Praetolia Limited, a software talent platform for total  consideration of $10,248 in cash.

In addition, the agreement stipulated contingent payments which are not included in the total consideration to the shareholders of Praetolia Limited in an aggregate amount of up to $8,000 subject to service and certain performance conditions of Praetolia Limited, out of which the Company has not recorded a liability as of June 30, 2025.

The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired, and liabilities assumed in the business combination be recognized at their fair values as of the acquisition date.

The table below summarizes the fair value of the acquired assets and assumed liabilities and the goodwill as of the acquisition date:

	Fair value	Amortization period
Cash and cash equivalents	$1,085
Assets acquired (1)	909
Identified intangible assets (2):
Talent Relationships	1,438	1 year
Customer Relationships	2,553	4 years
Other Customer Relationships	898	1 year
Goodwill	4,722
Total assets acquired	11,605
Total assumed liabilities (3)	(1,357)
Net assets acquired	$10,248

(1)	Assets acquired include trade receivables and other receivables.

(2)	Information regarding the identifiable intangible assets acquired is as follows:

Fair value of talent relationships was determined by using the With-and-Without Method.

Fair value of customer relationships was determined by using the Multi-period Excess Earning Method.

(3)	Total assumed liabilities includes accounts payable, deferred income tax liabilities, net and other liabilities assumed.

Goodwill generated from the above business combination is attributed to synergies between the Company's and the acquired businesses’ services, and is not deductible for income tax purposes.

The Company incurred approximately $119 in acquisition expenses for the year ended December 31, 2024 recorded under general and administrative expenses.

The results of operations of Praetolia Limited were included in the Company’s condensed consolidated financial statements commencing the date of acquisition and are not material.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

b.	AutoDS Ltd. acquisition:

In July 2024, the Company acquired all of the outstanding shares of AutoDS Ltd. (“AutoDS”), a leading platform of end-to-end solution for dropshippers for a total consideration of $55,658.

The agreement stipulated an earn-out consideration of up to $36,000, in both cash and shares based on obtaining certain financial results in the three years following the acquisition. The earn-out consideration was measured at fair value utilizing a Monte Carlo simulation depending on the achievement objective. The earn-out consideration fair value as of the acquisition date was $14,116. Changes in the earn-out consideration fair value are recorded in the consolidated statements of operations under general and administrative expenses.

The following table summarizes the fair value of the consideration transferred to AutoDS shareholders as of the acquisition date:

Cash paid	$39,339
Fair value of Earn-out	14,116
Accrued payment	1,556
Fair value of unvested options	647
Total fair value of consideration transferred	$55,658

In addition to the purchase consideration and pursuant to hold-back agreements with certain AutoDS employees, the Company transferred $12,168 in cash which will be released to the employees over three years from the acquisition date. The payouts of the hold-back are subject to continued employment, and therefore recognized as compensation expense over the requisite service period. For the six months ended June 30, 2025, the Company recorded compensation expenses totaling $2,011 under sales and marketing expenses.

The table below summarizes the preliminary fair value of the acquired assets and assumed liabilities and the goodwill as of the acquisition date:

	Fair value	Amortization period
Cash and cash equivalents	9,147
Assets acquired (4)	2,691
Identified intangible assets (5):
Users’ Relationships	4,211	1
Technology	26,453	5
Trademark	2,730	5
Goodwill	28,226
Total assets acquired	73,458
Total assumed liabilities (6)	(17,800)
Net assets acquired	$55,658

(4)	Assets acquired include deposits, trade receivable and other identifiable assets acquired.

(5)	Information regarding the identifiable intangible assets acquired is as follows:

Fair value of users' relationships was determined by using the With-and-Without Method.

Fair value of technology was determined by using the income approach method.

Fair value of trademark was determined by using the relief from royalty method.

(6)	Total assumed liabilities includes accounts payable, deferred revenue, deferred income tax liabilities, net and other liabilities assumed.

Goodwill generated from the above business combination is attributed to synergies between the Company's and the acquired businesses’ services and is not deductible for income tax purposes.

The Company incurred approximately $357 in acquisition expenses for the year ended December 31, 2024 recorded under general and administrative expenses.

The results of operations of AutoDS were consolidated in the Company’s financial statements commencing the date of acquisition and are not material.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations.

Note 4:  Fair value of financial instruments

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value as of:

	June 30, 2025
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$53,660	$-	$-
Money market funds	253,430	-	-
Deposits	6,430	-	-
Short-term Bank deposits	146,000	-	-
Restricted deposits	1,330	-	-
Marketable securities	-	288,654	-
Asset derivatives (included in other receivables)	-	5,817	-
Earn-out	-	-	(19,447)
Total	$460,850	$294,471	$(19,447)

The following table sets forth a summary of the changes in the fair value of the earn-out:

Fair value
Fair value as of December 31, 2024	$(12,118)
Payment	-
Change in fair value	(7,329)
Fair value as of June 30, 2025	$(19,447)

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value as of:

	December 31, 2024
	Level 1	Level 2	Level 3
Cash and cash equivalents:
Cash	$59,732	$-	$-
Money market funds	69,144	-	-
Deposits	4,596	-	-
Short-term Bank deposits	144,843	-	-
Restricted deposits	1,330	-	-
Marketable securities	-	410,956	-
Asset derivatives (included in other receivables)	-	1,413	-
Earn-out	-	-	(12,118)
Total	$279,645	$412,369	$(12,118)

The following table sets forth a summary of the changes in the fair value of the earn-out:

Fair value
Fair value as of June 30, 2024	$-
Acquisition of AutoDS (Note 3)	(14,116)
Payment	5,200
Change in fair value	(3,202)
Fair value as of December 31, 2024	$(12,118)

The inputs and assumptions that were used in the earn-out valuations as of the acquisition date related to volatility ranged from 10% to 19%.

The fair value of other financial instruments included in working capital and other non-current assets and liabilities approximate their carrying value.

As of June 30, 2025, the total estimated fair value of the convertible notes was approximately $449,880. The fair value of the convertible notes is considered to be Level 2 within the fair value hierarchy and was determined based on the quoted price of the convertible notes in an over-the-counter market.

Note 5:  Marketable securities

As of June 30, 2025, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value
U.S. Treasury and other U.S. government agencies	$116,586	$126	$(32)	$116,680
Corporate bonds	171,584	414	(24)	171,974
Total	$288,170	$540	$(56)	$288,654

As of December 31, 2024, the amortized cost, unrealized holding gains and losses and fair value of marketable securities were as follows:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value
U.S. Treasury and other U.S. government agencies	$117,876	$210	$(81)	$118,006
Corporate bonds	292,601	534	(184)	292,950
Total	$410,477	$744	$(265)	$410,956

The following table summarizes the amortized cost, unrealized holding gains and losses and fair value of marketable securities by contractual maturity as of June 30, 2025:

	Amortized	Unrealized	Unrealized
	Cost	gains	losses	Fair Value
Due within one year	$264,617	$322	$(56)	$264,883
Due after one year through two years	23,553	218	-	23,771
Total	$288,170	$540	$(56)	$288,654

From the total of $56 and $265 unrealized losses as of June 30, 2025 and December 31, 2024, $44 and $250 were in continuous unrealized loss for more than 12 months, respectively. The unrealized losses are mainly driven by the higher interest rate environment and the recent interest rate hikes by global central banks during 2024-2025, which was due mainly to elevated inflation rates, therefore negatively impacted the fair value of securities in the Company’s portfolio.

As of June 30, 2025 and December 31, 2024, interest receivable amounted to $2,779 and $3,492, respectively, and is included within other receivables in the balance sheets.

Note 6:  Derivatives and hedging

The Company had outstanding contracts designated as hedging instruments in the aggregate notional amount of $56,500 and $54,000 as of June 30, 2025 and December 31, 2024, respectively.

The fair value of the Company’s outstanding contracts amounted to an asset of $5,817 as of June 30, 2025, and an asset of $1,413 as of December 31, 2024.

These assets were recorded under other receivables.

Gains of ($1,531) and losses of $99 were reclassified from accumulated other comprehensive income during the six months ended June 30, 2025, and 2024, respectively.

Such gains and losses were reclassified from accumulated other comprehensive income (loss) when the related expenses were incurred. These gains and losses were recorded in the consolidated statements of operations as follows:

	Six Months Ended June 30,
	2025	2024
Cost of revenue	$(105)	$7
Research and development	(905)	32
Sales and marketing	(270)	45
General and administrative	(251)	15
Total	$(1,531)	$99

Note 7:  Commitments and contingencies

From time to time, the Company may be involved in various claims and legal proceedings.

The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss.

As of June 30, 2025 and 2024, the Company was not involved in any material claims or legal proceedings that would require an accrual of liability for the estimated loss.

Note 8:  Convertible notes

a.	Convertible notes

In October 2020, the Company issued $460,000 aggregate principal amount, 0% coupon rate of convertible notes due on November 1, 2025 (inclusive of an additional $60,000 aggregate principal amount of such notes pursuant to the exercise in full of the over allotment option of the initial purchasers). The convertible notes are convertible based upon an initial conversion rate of 4.6823 of the Company’s ordinary shares, per share per $1 principal amount of convertible notes (equivalent to a conversion price of approximately $213.57 per ordinary share). The conversion rate is subject to adjustment upon the occurrence of certain specified events. The convertible notes are senior unsecured obligations of the Company. The convertible notes mature on November 1, 2025, unless earlier repurchased, redeemed or converted.

Prior to May 15, 2025, a holder may convert all or a portion of its convertible notes only under the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending on December 31, 2020 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (ii) during the five business day period after any 10 consecutive trading day period in which the trading price, determined pursuant to the terms of the convertible notes, per $1 principal amount of convertible notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day; (iii) if the Company calls such convertible notes for redemption in certain circumstances, at any time prior to the close of business on the third scheduled trading day immediately preceding the redemption date; or (iv) upon the occurrence of specified corporate events.

On or after May 15, 2025, until the close of business on the third scheduled trading day immediately preceding the maturity date, a holder may convert its convertible notes at any time, regardless of the foregoing circumstances.

Upon conversion, the Company can pay or deliver cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The Company may, at any time and from time to time, redeem for cash all or any portion of the convertible notes, at the Company’s option, if the last reported sale price of the Company`s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which it delivers notice of redemption at a redemption price equal to 100% of the principal amount of the convertible notes to be redeemed.

Upon the occurrence of a fundamental change as defined in the indenture, holders may require the Company to repurchase for cash all or any portion of their convertible notes at a fundamental change repurchase price equal to 100% of the principal amount of the convertible notes to be repurchased (plus accrued and unpaid special interest payable under certain circumstances set forth in the terms of the convertible notes (if any) to, but excluding, the fundamental change repurchase date. In addition, in connection with a make-whole fundamental change as defined in the indenture or following the Company’s delivery of a notice of redemption, the company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its convertible notes in connection with such a corporate event or redemption, as the case may be. Issuance costs attributable to the debt and equity components prior to the adoption of ASU 2020-06 were $9,969 and $2,842, respectively. The effective borrowing rate of the debt component of the convertible notes was 5.1%. This borrowing rate was based on the Company’s synthetic credit risk rating determined by a third-party appraiser.

The annual effective interest rate of the debt component following the adoption of ASU 2020-06 is 6.7%.

The net carrying amount of convertible notes as of June 30, 2025 and December 31, 2024 was as follows:

	June 30,	December 31,
	2025	2024
Principal amounts	$460,000	$460,000
Unamortized issuance costs	857	2,140
Net carrying amount	$459,143	$457,860

Financial expenses related to the convertible notes for the six months ended June 30, 2025, and 2024 were $1,283 and $1,276, respectively.

b.	Capped call

In connection with the pricing of the convertible notes and the exercise of the over allotment option, the Company entered into privately negotiated capped call transactions with certain financial institutions. The capped call transactions cover, collectively, the number of the Company’s ordinary shares underlying the convertible notes, subject to anti-dilution adjustments substantially similar to those applicable to the convertible notes. The capped call has an initial strike price of $213.57 per ordinary share, subject to certain adjustments, which corresponds to the approximate initial conversion price of the convertible notes. The cap price of the capped call is initially $305.1 per ordinary share and is subject to certain adjustments under the terms of the capped call.

The capped call transactions were considered to be freestanding instruments as they were entered into separately and apart from the convertible notes and since the conversion or redemption of the convertible notes does not automatically result in the exercise of the capped call. The capped call transactions are indexed to the Company’s own shares and meet the criteria for equity classification. The cost of the capped call transactions was approximately $43,240 recorded as a reduction to additional paid in capital with no subsequent measurement.

During the six months period ended June 30, 2025, the Company assessed the capped call transactions in light of changes to their settlement terms. As cash settlement became mandatory, the instruments were subject to fair value measurement through earnings. Given that the Company’s share price was below the initial strike price, the fair value of the capped call transactions was determined to be immaterial.

Note 9:  Shareholders’ equity

a.	Share Repurchase Program:

During 2024, the Company’s board of directors authorized a share buyback program for the repurchase of up to $100,000 of the Company’s outstanding Ordinary shares. As of December 31, 2024, the Company repurchased 4,139,417 ordinary shares for $99,997, excluding $84 broker fees, at an average price of $24.16 per share. The ordinary shares purchased were cancelled subsequent to their purchase, returned to the unallocated share pool and are no longer outstanding.

In March 2025, the Company’s board of directors authorized a share buyback program for the repurchase of up to $100,000 of the Company’s outstanding Ordinary shares. As of June 30, 2025, no shares were purchased.

b.	Holders of ordinary shares are entitled to one vote per share and dividends whenever funds are legally available and when, as, and if declared by the Company’s board of directors.

c.	Share options, RSUs and PSUs:

In 2011, the board of directors adopted the 2011 share option plan for employees, officers, directors and consultants (the “2011 Plan”). Each share option granted under the 2011 Plan expires no later than ten years from the date of grant. The vesting period of the share options is generally four years. As of December 31, 2019, the Company is no longer granting any awards under the 2011 Plan.

In 2019, the board of directors adopted the 2019 share incentive plan (the “2019 Plan”) for employees, officers, directors and consultants. The 2019 Plan provides for the grant of share options (including incentive share options and non-qualified share options), ordinary shares, restricted shares, RSUs and other share-based awards.

The maximum number of ordinary shares available for issuance under the 2019 Plan is equal to the sum of (i) 560,807 shares, (ii) any shares subject to awards under the 2011 Plan which will expire or become un-exercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2020 and ending in and including 2029, equal to the lesser of (A) 14,259,677 shares, (B) 5% of the outstanding shares on the last day of the immediately preceding calendar year on a fully diluted basis and (C) such amount as determined by our board of directors if so determined, prior to January 1 of a calendar year; provided, however, that no more than 14,820,484 shares may be issued upon the exercise of incentive stock options, or ISOs.

Each share option granted under the 2019 Plan expires no later than seven years from the date of grant. The vesting period of the share options is generally four years.

As of June 30, 2025, 2,816,825 RSUs and PSUs were outstanding under the 2019 Plan and a total of 3,703,888 ordinary shares were available for future grants under the 2019 Plan.

The following table summarizes the status of the share options granted under our 2019 Plan and 2011 Plan as of and for the year ended:

	June 30, 2025
	Number of share options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
Outstanding as of December 31, 2024	2,976,049	$56.91	3.43
Granted	-
Exercised	(308,480)	56.78
Forfeited	(63,188)	41.13
Outstanding as of June 30, 2025	2,604,381	$62.84	3.35
Exercisable as of June 30, 2025	2,233,487	$65.70	3.15

Intrinsic value represents the potential amount receivable by the option holders had all option holders exercised their share options as of such date.

The aggregate intrinsic value of the exercised share options was $5,946 and $3,129 for the years ended June 30, 2025, and 2024, respectively.

The grant-date fair value of vested share options was $7,004 and $10,190 for the years ended June 30, 2025 and 2024, respectively.

The following table summarizes the status of RSUs and PSUs granted under our 2019 Plan as of and for the year ended:

	June 30, 2025
	Number of RSUs and PSUs	Weighted- average grant date fair value
Outstanding as of December 31, 2024	2,308,771	$33.14
Granted	1,499,350	32.26
Vested	(588,849)	38.20
Forfeited	(402,447)	34.08
Outstanding as of June 30, 2025	2,816,825	$31.44

h.	Employee Share Purchase Plan:

In August 2020, the Company adopted the 2020 Employee Share Purchase Plan (the “ESPP”). As of June 30, 2025, a total of 1,663,947 shares were reserved for issuance under the ESPP.

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP was 410,000 shares, subject to adjustment as provided for in the ESPP. In addition, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2030, the number of shares available for issuance under the ESPP will be increased by the lesser of 1% of the shares outstanding on the final day of the immediately preceding calendar year, as determined on a fully diluted basis, and such smaller number of shares as determined by the Company’s board of directors. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date.

During 2025, 88,935 ordinary shares had been issued under the ESPP. The ESPP is compensatory and, as such, results in recognition of compensation cost.

The fair value of ESPP was estimated on the grant date based on the following weighted average assumptions for the years ended:

	Six Months Ended June,
	2025	2024
Volatility	46.15-97.6%	46.15-97.6%
Expected term in years	0.5	0.5
Risk-free interest rate	4.24-5.26%	4.24-5.26%
Estimated fair value of underlying ordinary shares	26.40-206.07	26.40-206.07
Dividend yield	0%	0%

Share-based compensation costs are recorded in the consolidated statements of operations for the six months ended:

	June 30,
	2025	2024
Cost of revenue	$827	$1,177
Research and development	8,859	12,733
Sales and marketing	3,614	6,825
General and administrative	16,509	16,723
Total	$29,809	$37,458

The total unrecognized share-based compensation cost as of June 30, 2025 was $ 88,148, which will be recognized over a weighted-average period of 2.57 years.

Note 10:  Income taxes

The Company’s quarterly tax provision and estimates of its annual effective tax rate are subject to variation due to several factors, including variability in pre-tax income, non-deductible expenses and from share-based compensation awards. Income tax was $2.7 million and $4.6 million for the six months ended June 30, 2025, and 2024, respectively. The income for the periods consisted primarily of income taxes related to the Company’s operations in Israel.

Note 11:  Segment and geographic information

Revenue attributable to the Company’s domicile and other geographic areas based on the location of the buyers was as follows for the six months ended:

	June 30,
	2025	2024
U.S.	$111,921	$90,074
Europe	56,050	51,426
Asia Pacific	29,912	29,535
Rest of the world	15,761	15,504
Israel	2,188	1,648
Total	$215,832	$188,187

The following table summarizes disaggregated revenue by marketplace revenue and services revenue for the six months ended:

	June 30,
	2025	2024
Marketplace Revenue	$152,363	$154,502
Services Revenue	63,469	33,685
Total	$215,832	$188,187